Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Six Months Ended June 30, 2016	Six Months Ended July 2, 2015	Year Ended Dec. 31, 2015	Year Ended Jan. 1, 2015	Year Ended Dec. 26, 2013	Year Ended Dec. 27, 2012	Year Ended Dec. 29, 2011
Earnings:
Income before income taxes	$25.8	$3.8	$87.6	$97.1	$163.6	$101.6	$134.8
Fixed charges	26.5	27.3	52.7	61.3	61.8	57.7	50.5
Total Earnings	$52.3	$31.1	$140.3	$158.4	$225.4	$159.3	$185.3
Fixed Charges:
Interest expense	$25.2	$26.0	$50.1	$58.5	$59.0	$55.3	$48.2
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.3	1.3	2.6	2.8	2.8	2.4	2.3
Total Fixed Charges	26.5	27.3	52.7	61.3	61.8	57.7	50.5
Ratio of earnings to fixed charges	2.0x	1.1x	2.7x	2.6x	3.6x	2.8x	3.7x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.